                                                                   EXHIBIT 12(b)

Lehman Brothers Holdings Inc. and Subsidiaries
Computation in Support of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Dollars in millions)
(Unaudited)

                                                                                                  For the         For the
                                                                                               Eleven Months    Nine Months
                                                                                                   Ended            Ended
                                              For the Year Ended December 31,                   November 30,      August 31,
                                              -------------------------------                   ------------      ----------
                                     1990            1991           1992            1993            1994            1995
                                     ----            ----           ----            ----            ----            ----
Combined Fixed Charges
 and Preferred Dividends:
 Interest expense:
  Subordinated Indebtedness          $203            $170            $150            $144            $158            $152
  Bank loans and other
   borrowings*                      4,531           4,755           5,035           5,224           6,294           7,523
 Interest component of rentals
   of office equipment                 62              70              74              76              42              34
 Other adjustments**                    8               2               2               7               4              22
                                   ------          ------          ------          ------          ------          ------
 Total Fixed Charges                4,804           4,997           5,261           5,451           6,498           7,731
Preferred dividends (tax
 equivalent basis)                     48              48              48              48              58              49
                                   ------          ------          ------          ------          ------          ------
TOTAL (A)                          $4,852          $5,045          $5,309          $5,499          $6,556          $7,780
                                   ======          ======          ======          ======          ======          ======
Earnings:
 Pretax income (loss) from
  continuing operations             ($749)           $150           ($247)            $27            $193            $269
 Fixed charges                      4,804           4,997           5,261           5,451           6,498           7,731
 Other adjustments***                (17)              7                              (6)             (4)            (21)
                                   ------          ------          ------          ------          ------          ------
TOTAL (B)                          $4,038          $5,154          $5,014          $5,472          $6,687          $7,979
                                   ======          ======          ======          ======          ======          ======
(B / A)                            ****              1.02          ****            ****              1.02            1.03

*       Includes amortization of long-term debt discount.
**      Other adjustments include capitalized interest and debt issuance costs and amortization of capital interest.
***     Other adjustments include adding the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company and subtracting capitalized interest and debt issuance costs and undistributed net income of affiliates accounted for at equity.
****    Earnings were inadequate to cover combined fixed charges and preferred dividends and would have had to increase approximately $814 million in 1990, $295 million in 1992, and $27 million in 1993 to cover the deficiency.